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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13D-1(B), (C) AND (D) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13D-2

(Amendment No. ____ )*

Bookham, Inc.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
09856E105
(CUSIP Number)
May 17, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	09856E105	Page	2	of	7

1	NAMES OF REPORTING PERSONS:

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
Tennenbaum Capital Partners, LLC (IRS ID # 95-4759860) (1)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	5	SOLE VOTING POWER:

NUMBER OF		0 shares

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		4,240,200 shares

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0 shares

WITH:	8	SHARED DISPOSITIVE POWER:

4,240,200 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

4,240,200 shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

5.1%(2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IA, OO
(1) Tennenbaum Capital Partners, LLC serves as investment advisor to a fund which is the registered holder of the shares of Common Stock of Bookham, Inc. held by the reporting persons.
(2) Based on 83,274,560 shares of Common Stock of Bookham, Inc. outstanding as of May 4, 2007, as reported by Bookham, Inc. in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2007 filed with the Securities and Exchange Commission on May 9, 2007.

CUSIP No.	09856E105	Page	3	of	7

1	NAMES OF REPORTING PERSONS:

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
Tennenbaum & Co., LLC (IRS ID # 95-4587347)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	5	SOLE VOTING POWER:

NUMBER OF		0 shares

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		4,240,200 shares

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0 shares

WITH:	8	SHARED DISPOSITIVE POWER:

4,240,200 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

4,240,200 shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

5.1%(1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO
(1) Based on 83,274,560 shares of Common Stock of Bookham, Inc. outstanding as of May 4, 2007, as reported by Bookham, Inc. in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2007 filed with the Securities and Exchange Commission on May 9, 2007.

CUSIP No.	09856E105	Page	4	of	7

1	NAMES OF REPORTING PERSONS:

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
Michael E. Tennenbaum

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	5	SOLE VOTING POWER:

NUMBER OF		0 shares

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		4,240,200 shares

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0 shares

WITH:	8	SHARED DISPOSITIVE POWER:

4,240,200 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

4,240,200 shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

5.1%(1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
(1) Based on 83,274,560 shares of Common Stock of Bookham, Inc. outstanding as of May 4, 2007, as reported by Bookham, Inc. in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2007 filed with the Securities and Exchange Commission on May 9, 2007.

Item 1(a). Name of Issuer: Bookham, Inc.
Item 1(b). Address of Issuer’s Principal Executive Offices
Item 2(a). Name of Persons Filing
Item 2(b). Address of Principal Business Office
Item 2(c).Citizenship
Item 2(d). Title of Class of Securities
Item 2(e). CUSIP Number: 09856E105
Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a
Item 4. Ownership
Item 5. Ownership of Five Percent or Less of a Class
Item 6. Ownership of More than Five Percent on Behalf of Another Person
Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Item 8.Identification and Classification of Members of the Group
Item 9.Notice of Dissolution of Group
Item 10. Certification
SIGNATURES
EXHIBIT INDEX

Item 1(a). Name of Issuer: Bookham, Inc.
Item 1(b). Address of Issuer’s Principal Executive Offices:
2584 Junction Avenue
San Jose, California 95134
Item 2(a). Name of Persons Filing:
                  This Statement on Schedule 13G is being filed by Tennenbaum Capital Partners, LLC, a Delaware limited liability company (“TCP”), Tennenbaum & Co., LLC, a Delaware limited liability company (“TCO”), and Mr. Michael E. Tennenbaum (“Mr. Tennenbaum”). TCP, TCO and Mr. Tennenbaum (together, the “Reporting Persons”) are filing this statement jointly, pursuant to the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, and not as separate persons.
Item 2(b). Address of Principal Business Office:
2951 28th Street, Suite 1000
Santa Monica, California 90405
Item 2(c). Citizenship:
                  TCP is a Delaware limited liability company. TCO is a Delaware limited liability company. Mr. Tennenbaum is a United States citizen.
Item 2(d). Title of Class of Securities:
                  Common Stock, par value $0.01 per share (“Common Stock”), of Bookham, Inc., a Delaware corporation (the “Company”).

Item 2(e).	CUSIP Number: 09856E105

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act.
(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act.
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act.
(d)	☐	Investment company registered under Section 8 of the Investment Company Act.
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4. Ownership:
(a) Amount beneficially owned: 4,240,200 shares of Common Stock
(b) Percent of class: 5.1%
(c) Number of shares as to which such person has:
(i) sole power to vote or to direct the vote: 0
(ii) shared power to vote or to direct the vote: 4,240,200
(iii) sole power to dispose or to direct the disposition of: 0
(iv) shared power to dispose or to direct the disposition of: 4,240,200
Item 5. Ownership of Five Percent or Less of a Class:
             If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:   ☐
Item 6. Ownership of More than Five Percent on Behalf of Another Person:
               Tennenbaum Multi-Strategy Master Fund, which is an affiliate of the Reporting Persons, has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, 4,240,200 shares of Common Stock, representing more than 5% of the outstanding Common Stock of the Company.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:
               Not Applicable.
Item 8. Identification and Classification of Members of the Group:
               Not Applicable.
Item 9. Notice of Dissolution of Group:
               Not Applicable.
Item 10. Certification:
               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 25, 2007	TENNENBAUM CAPITAL PARTNERS, LLC,
a Delaware limited liability company

	By:	Tennenbaum & Co., LLC
	Its:	Managing Member

TENNENBAUM & CO., LLC,
a Delaware limited liability company

Each of the above by:

/s/ Michael E. Tennenbaum*
Name: Michael E. Tennenbaum
Its: Managing Member

MICHAEL E. TENNENBAUM

/s/ Michael E. Tennenbaum*

Name: Michael E. Tennenbaum

	*By:	/s/ David A. Hollander

David A. Hollander
Attorney-in-fact

EXHIBIT INDEX

Exhibit 1:	Joint Filing Agreement.

Exhibit 2:	Power of Attorney, dated April 22, 2003, incorporated herein by reference to Exhibit 24.3 to Form 3 filed by Mr. Tennenbaum with the Securities and Exchange Commission on July 22, 2004.

EXHIBIT 1
JOINT FILING AGREEMENT
          In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the Common Stock of Bookham, Inc., and further agree that this Agreement shall be included as an exhibit to such joint filings.
          The undersigned further agree that each party hereto is responsible for timely filing of such Statement on Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein; provided that no party is responsible for the completeness or accuracy of the information concerning the other party, unless such party knows or has reason to believe that such information is inaccurate.
          This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original instrument, but all of such counterparts together shall constitute but one agreement.
     In evidence thereof the undersigned, being duly authorized, hereby execute this Joint Filing Agreement this 25th day of May, 2007.

TENNENBAUM CAPITAL PARTNERS, LLC,
a Delaware limited liability company

By:	Tennenbaum & Co., LLC
Its:	Managing Member

TENNENBAUM & CO., LLC,
a Delaware limited liability company

Each of the above by:

/s/ Michael E. Tennenbaum*
Name: Michael E. Tennenbaum
Its: Managing Member

MICHAEL E. TENNENBAUM

/s/ Michael E. Tennenbaum*

Name: Michael E. Tennenbaum

*By:	/s/ David A. Hollander

David A. Hollander
Attorney-in-fact